December 3, 2019	TSX.V - GIGA

Giga Metals Adds Disclosure Regarding

Corporate Awareness Campaign

(Vancouver) - Further to the news release dated August 20, 2019 announcing that Phenom Ventures LLC, based in Miami Beach, Florida, had been retained to conduct a corporate awareness campaign, Giga Metals Corp. wishes to provide further disclosure.

The 100,000 options disclosed in the August 20 release are in favor of Phenom Ventures and have vesting provisions whereby 25% vest each quarter and will be 100% vested by August 20, 2020.

Eric Muschinski is 100% owner of Phenom Ventures.  Mr. Muschinski is an entrepreneur and digital marketing expert who has been retained by Giga Metals Corp. to increase public awareness of the Company and its business through digital marketing.  The cost is U.S. $150,000 for the first six months and $4,500 per month thereafter.  Giga Metals and Phenom Ventures are independent entities at arm's length to each other.  Either party can terminate the relationship with 30 days' notice.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
GIGA METALS CORPORATION

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com